Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

September 29, 2009

Acquisition Fever Continues with Xerox’s Purchase of ACS

By Mark Mayo, Partner & President, Global Resources Management, TPI

Acquisition fever has turned up the temperature yet again in the sourcing marketplace.

By now you’ve probably heard that Xerox will acquire ACS during the first quarter of 2010 in a cash and stock transaction valued at US$6.4 billion. Aside from the numbers, what does today’s news mean for the global sourcing industry?

As discussed on this blog twice just last week, the market has seen significant acquisition activity over the past 18 months. Today’s Xerox/ACS news continues the ongoing industry consolidation of service providers with ― again ― a (mostly) large products company buying a services company. Witness last week’s announcement of Dell’s acquisition of Perot Systems and the final phase-out of the EDS brand after having been acquired by HP last year.

Why is this happening? From the acquirer perspective (HP, Dell and Xerox):

●	Under significant revenue and margin pressure, all need to diversify their revenue and offering mixes
●	They see potential opportunities to cross sell to the new set of clients
●	They perceive synergies in the mix of combined solutions

On the flip side, the acquired company has the added benefit of increased access to capital for product and service offering investment, as well as increased ease of financing capital investments related to individual client engagements.

There is always a rub, though. Several challenges that accompany these deals and present significant hurdles to realizing the benefits of acquisition are:

•  Integrating the two cultures
•  Cross selling services to each other’s clients
•	Managing the pressure to sell the parent company’s products

Notably, “vendor independence” has long been a hallmark of the services market. While this has morphed over time as service providers have migrated toward preferred hardware and software platforms in order to reduce initial investments and ongoing maintenance costs, it still remains a significant factor in the marketplace. Balancing the fine line between providing only the parent company’s products versus the offerings that the market or individual client is demanding will be a significant hurdle to all of the companies discussed here. The degree to which these companies are able to mitigate these challenges will have a substantial impact of their success in the market with their combined entities.

What other benefits and challenges do you see with the continued trend of hardware providers buying services providers? Who do you think will get the fever next?

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Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.